For more information, contact: Frank M. Jerneycic
Learning Care Group, Inc.
21333 Haggerty Road, Suite 300
Novi, MI  48375
248-697-9000

LEARNING CARE GROUP, INC. REPORTS CONTINUED
IMPROVED OPERATING RESULTS FOR THE THIRD QUARTER OF FISCAL 2005

NOVI, MI, February 22, 2005 – Learning Care Group, Inc. (NASDAQ: LCGI) today announced operating results for the 12 weeks (third quarter 2005) and 40 weeks (year to date) ended January 7, 2005. Continued improved operating results along with strong comparable center (opened 18 months or longer) revenue increases highlighted the quarter.

Net revenue for third quarter 2005 increased $4.0 million, or 9.0%, from the same period last year to $47.9 million, contributing to an $11.5 million, or 7.7%, increase to $161.0 million for year to date 2005. Comparable center revenue increases, achieved through a combination of increased tuition rates and enrollments, drove the net revenue growth. Childtime achieved comparable revenue increases of 6.3% and 5.4% for the quarter and year to date 2005, respectively. Tutor Time achieved comparable revenue increases of 5.4% and 6.3% for the quarter and year to date 2005, respectively.

Franchise Operations revenues, which consist primarily of royalties, increased $0.1 million, or 9.9%, from the same period last year to $1.6 million, bringing the year to date total to $5.4 million, a 16.7% increase from the same period last year. Tutor Time franchisee-owned centers achieved comparable center revenue increases of 5.7% and 7.1% for the quarter and year to date 2005, respectively. Revenues of franchisee-owned centers increased 2.5% to $28.5 million for third quarter 2005. This increase was less than the comparable center increase because of the Company’s purchase of eight franchisee centers during second quarter 2005. Year to date 2005 revenues of franchisee-owned centers totaled $97.5 million, an increase of 6.6% from the same period last year.

Third quarter 2005 systemwide sales, which include revenues from franchisee-owned and Company-owned centers, grew to $74.9 million, an increase of 6.4% from the same period last year, bringing the year to date total to $253.1 million, an increase of 7.1% from the same period last year.

Gross profit for third quarter 2005 increased $0.6 million, or 9.2%, from the same period last year to $6.6 million. This increase consisted of a $0.4 million increase in Learning Center Operations gross profit and a $0.1 million increase in Franchise Operations gross profit. Gross profit for year to date 2005 increased $2.9 million, or 16.0%, from the same period last year to $21.0 million. This increase consisted of a $2.1 million increase in Learning Center Operations gross profit and a $0.8 million increase in Franchise Operations gross profit. For third quarter and year to date 2005, the increase in Learning Center gross profit was primarily a result of revenue increases and decreases in personnel expenses as a percentage of net revenue resulting from improved labor efficiencies. The increase in Franchise Operations gross profit was the result of increased revenue.

Operating income (loss) for third quarter 2005 improved $1.2 million from the same period last year to $1.1 million. The improvement was primarily attributable to an increase in gross profit and decreases in general and administrative expenses, provision for doubtful accounts and exit and closure expenses. Operating income for year to date 2005 improved $3.0 million from the same period last year to $2.4 million. The improvement was primarily attributable to the increase in gross profit of $2.9 million, with a gain on sale of assets partially offset by increases in general and administrative expenses.

Net income improved to $0.9 million for third quarter 2005, from a net loss of ($0.6 million) for the same period last year. The third quarter improvement was primarily attributable to the increase in operating income of $1.2 million and the improvement in discontinued operations, net of taxes of $0.3 million. Year to date 2005 net income improved to $0.9 million, from a net loss of ($2.4 million) for the same period last year. The year to date improvement was primarily attributable to the increase in operating income of $3.0 million and the improvement in discontinued operations, net of taxes of $0.5 million.

Third quarter 2005 income per share was $0.04 on a basic and diluted basis as compared to ($0.03) on a basic and diluted basis for the same period last year. Year to date 2005 income per share was $0.04 on a basic and diluted basis, as compared to a per share loss of ($0.14) on a basic and diluted basis for the same period last year.

Bill Davis, President and Chief Executive Officer commented, “Our improved efficiencies have given us the opportunity to invest in our people, our centers and our infrastructure. We believe these investments are contributing to our strong comparable revenue increases. With eight consecutive quarters of improved results behind us and the successful acquisition of eight franchisee centers, we are encouraged by our progress and excited about our future. We are looking to continue our organic growth by increasing utilization in our existing centers. In addition, we now have the infrastructure in place to pursue growth in our system wide center count.”

Selected Income Statement Data (In thousands, except per share data)

	12 Weeks Ended		40 Weeks Ended

	January 7, 2005	January 2, 2004	January 7, 2005	January 2, 2004

Revenue, net	$47,944	$43,964	$161,028	$149,503

Gross profit	$6,639	$6,080	$20,982	$18,091

Operating income (loss)	$1,142	$(51)	$2,403	$(586)

Net income (loss)	$855	$(552)	$887	$(2,375)

Basic and diluted income (loss) per share	$0.04	$(0.03)	$0.04	$(0.14)

Selected Balance Sheet Data (in thousands)

	January 7, 2005	April 2, 2004

Total Current Assets	$15,035	$16,191

Total Assets	$86,528	$85,619

Total Current Liabilities	$21,786	$28,133

Total Liabilities	$48,482	$48,613

Shareholders’ Equity	$38,046	$37,006

About Learning Care Group, Inc.

Learning Care Group, Inc. is the parent company of Tutor Time Child Care/Learning Centers and Childtime Learning Centers. As one of the nation’s premier child care providers, the Company has grown into a network of 462 centers, including operations in 26 states and internationally. For more information on the Learning Care Group please call 248-697-9000 or visit www.learningcaregroup.com.

Statements included herein that are not historical facts are forward-looking statements pursuant to the safe harbor provisions of the Private/Securities Litigation Reform Act of 1995. Forward-looking statements, including beliefs of future profitability, involve a number of risks and uncertainties, including, but not limited to, continuation of federal and state assistance programs, demand for child care as well as general economic conditions, pricing and competition. Accordingly, actual results could differ materially from those projected in such forward-looking statements.